UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 HemaSure, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    423504109
              -----------------------------------------------------
                                 (CUSIP Number)



    Edward C. Wood                                Peter D. Lyons, Esq.
    COBE BCT, Inc.                                Shearman & Sterling
    1201 Oak Street                               599 Lexington Avenue
    Lakewood, Colorado 80215-4498                 New York, NY 10022
    Telephone: 800-525-2623                       Telephone: 212-848-4000


 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)






                                   May 3, 1999


     ----------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  423504109

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          COBE Laboratories, Inc.
          95-2403584
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).

                                                              |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Colorado
--------------------------------------------------------------------------------
7.                                 Sole Voting Power

                                   0
                                   ---------------------------------------------
      Number of Shares
8.      Beneficially               Shared Voting Power
           Owned
             By                    4,998,355
            Each                   ---------------------------------------------
9.    Reporting Person             Sole Dispositive Power
            With
                                   0
                                   ---------------------------------------------
10.                                Shared Dispositive Power

                                   4,998,355
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          4,998,355
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

                                                           |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          33%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP No.  423504109

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Gambro AB
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).

                                                              |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Sweden
--------------------------------------------------------------------------------
7.                                 Sole Voting Power

                                   0
       Number of Shares            ---------------------------------------------
8.       Beneficially              Shared Voting Power
            Owned
              By                   4,998,355
             Each                  ---------------------------------------------
9.     Reporting Person            Sole Dispositive Power
              With
                                   0
                                   ---------------------------------------------

10.                                Shared Dispositive Power

                                   4,998,355
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          4,998,355
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

                                                            |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          33%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


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



Item 1.        Security and Issuer

        The class of equity securities to which this joint statement on Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of HemaSure, Inc., a Delaware corporation, with its principal executive offices at 140 Locke Drive, Marlborough, MA 01752 (the "Issuer").

Item 2.        Identity and Background

        The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.      a.     Gambro AB ("Gambro AB") is a corporation organized under the laws of Sweden.

        b. Gambro AB is a global medical technology company engaged principally in the design, development, production, distribution, sale and service of medical and therapeutic systems and products in the areas of renal care and blood component technology. The address of its principal executive office is P.O. Box 10101 Magistratsvagen 16, S-220 10 Lund, Sweden.

        c. During the last five years, Gambro AB has not been convicted in any criminal proceeding.

        d. During the last five years, Gambro AB has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information regarding the directors and executive officers of Gambro AB is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the directors and executive officers of Gambro AB are citizens of Sweden. During the last five years, to the best of the knowledge of Gambro AB, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




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



2.      a.     COBE Laboratories, Inc. ("COBE") is a Colorado corporation.

        b. COBE and its subsidiaries design, develop, manufacture, distribute, sell and service medical and therapeutic systems for three medical market segments: nephrology, apheresis and blood banking. COBE is a wholly owned subsidiary of Gambro AB. COBE's principal executive offices are located at 1185 Oak Street, Lakewood, Colorado 80215.

        c. During the last five years, COBE has not been convicted in any criminal proceeding.

        d. During the last five years, COBE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information regarding the directors and executive officers of COBE is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule II, all of the directors and executive officers of COBE are citizens of the United States. During the last five years, to the best of the knowledge of COBE, no person named on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

        On May 3, 1999, COBE and the Issuer entered into a Stock Subscription Agreement (the "Stock Subscription Agreement") pursuant to which COBE acquired 4,500,000 shares of Common Stock from the Issuer at a price of $2.00 per share. In addition, the Issuer granted to COBE an option (the "Option") to purchase $3,000,000 of Common Stock, exercisable on or after August 3, 1999 through May 2, 2000, at a price per share of Common Stock to be based upon the average closing price of the Common Stock as quoted on the OTC bulletin board during the 30 trading days immediately prior to the exercise date. On October 5, 1999, COBE irrevocably exercised the Option and acquired an additional 498,355 shares of Common Stock ("Option Shares") on October 19, 1999.

        The acquisition of such shares of Common Stock pursuant to the Stock Subscription Agreement was not conditioned upon any financing arrangements. COBE utilized internally generated funds to finance the foregoing acquisitions.


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



Item 4.        Purpose of Transaction

        COBE has acquired 4,500,000 shares of Common Stock pursuant to the Stock Subscription Agreement, and further entered into a Stockholder's Agreement, dated May 3, 1999 (the "Stockholder's Agreement"), between the Issuer and COBE for the purpose of making an investment in the Issuer and not with a present intention of acquiring control of the Issuer's business. The Stock Subscription Agreement and Stockholder's Agreement are more fully described in Item 6 hereto. COBE acquired an additional 498,355 shares of common stock (3% of the aggregate number of outstanding shares of Common Stock) through the exercise of the Option on October 19, 1999.

        Pursuant to the Stock Subscription Agreement and the Stockholder's Agreement, the board of directors of the Issuer has resolved to expand its board from five to seven directors and to elect two designees of COBE to the board of directors of the Issuer, to serve until the next annual meeting of the stockholders of the Issuer. Pursuant to the Stock Subscription Agreement, the Issuer agreed to amend its Articles of Incorporation to increase the number of authorized shares of Common Stock from 20,000,000 shares to 35,000,000 shares. Such amendment was effective on September 24, 1999.

Item 5.        Interest in Securities of the Issuer

1.      Gambro AB

        (a)-(b)Following the acquisition of shares of Common Stock pursuant to the Stock Subscription Agreement and giving effect to the Option Shares acquired on October 19, 1999, Gambro AB is the beneficial owner of 4,998,355 shares of Common Stock, representing 33% of the shared voting power of the outstanding shares of Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 as outstanding as of August 6, 1999 (and as adjusted to reflect issuance of the Option Shares).

        (c) Except as described herein, there have been no transactions by Gambro AB in securities of the Issuer during the past sixty days.

        (d) No one other than Gambro AB or COBE is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by COBE.

        (e) Not applicable.




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



2.      COBE Laboratories, Inc.

        (a)-(b)Following the acquisition of shares of Common Stock pursuant to the Stock Subscription Agreement and giving effect to the Option Shares acquired on October 19, 1999, COBE is the beneficial owner of 4,998,355 shares of Common Stock, representing 33% of the shared voting power of the outstanding shares of Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 as outstanding as of August 6, 1999 (and as adjusted to reflect the issuance of Option Shares).

        (c) Except as described herein, there have been no transactions by COBE in securities of the Issuer during the past sixty days.

        (d) No one other than Gambro AB or COBE is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by COBE.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

        (a)    The Stock Subscription Agreement

               Pursuant to the Stock Subscription Agreement, on May 3, 1999, COBE purchased 4,500,000 shares of Common Stock from the Issuer at a purchase price of $2.00 per share. In addition, the Issuer granted to COBE the Option. On October 5, 1999, COBE irrevocably exercised the Option and acquired an additional 498,355 shares of Common Stock on October 19, 1999.

               Pursuant to the Stock Subscription Agreement, the Issuer agreed to amend its Articles of Incorporation to increase the number of authorized shares of Common Stock from 20,000,000 shares to 35,000,000 shares. Such amendment was effective on September 24, 1999.

               The Stock Subscription Agreement is attached to this Schedule 13D as Exhibit 10.2.

        (b)    The Stockholder's Agreement

               The Stockholder's Agreement provides that COBE will have representation on the Issuer's board of directors and its representative committees and contains, among other


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



things, various registration rights and anti-dilution and standstill provisions customary in such agreements.

               The Stockholder's Agreement is attached to this Schedule 13D as
Exhibit 10.3.

        (c)    Amended and Restated Exclusive Distribution Agreement

               In connection with the Stock Subscription Agreement, COBE entered into an Amended and Restated Exclusive Distribution Agreement with the Issuer. The amended distribution agreement expands the territory in which COBE will distribute the Issuer's products to make it worldwide, excluding sales to the American Red Cross. In addition, the agreement provides for joint efforts related to the defense of the Issuer's products against intellectual property claims made by third parties. As in the original agreement, there is a provision for the development of additional products to be incorporated by COBE into its automated blood component equipment.

               The Amended and Restated Exclusive Distribution Agreement is attached to this Schedule 13D as Exhibit 10.4.

Item 7.        Material to be Filed as Exhibits

        Exhibit 10.1 Joint Filing Agreement between Gambro AB and COBE pursuant to Rule 13d-1(k)(1)(iii) of the United States Securities Exchange Act of 1934

        Exhibit 10.2   The Stock Subscription Agreement

        Exhibit 10.3   The Stockholder's Agreement

        Exhibit 10.4   Amended and Restated Exclusive Distribution Agreement

All materials to be filed as exhibits to this Schedule 13D are attached hereto.

                [Remainder of this page intentionally left blank.
                         Signatures commence on Page 9.]


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



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 19, 1999

                               GAMBRO AB


                               By: /s/ Ingmar Magnusson
                                   ---------------------------------------------
                                    Name:  Ingmar Magnusson
                                    Title: General Counsel


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  October 19, 1999

                               COBE LABORATORIES, INC.


                               By: /s/ Kevin M. Smith
                                   ---------------------------------------------
                                    Name:  Kevin M. Smith
                                    Title: President




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



                                                                      Schedule I

Directors and Executive Officers of Gambro AB

1.  Board of Directors

Members

Claes Dahback
Chairman of Gambro AB
SE-103 32 Stockholm
Sweden

Gosta Gahrton
Professor Emeritus, Karolinska Institute
Hallingsbacken 8       16767 Bromma
Sweden

Peter H. Grassmann
President and Chief Executive Officer of Carl Zeiss
DE-73446 Oberkochen
Germany
German Citizen

Juha P. Kokko
Professor of Medicine and Associate Dean for Clinical Research, Emory University 1364 Clifton Road, Emory University Hospital
Atlanta, Georgia 30322, United States

Mikael Lilius
President and Chief Executive Officer of Gambro AB
P.O. Box 7373       SE-103 91 Stockholm
Sweden
Finnish Citizen

Hakan Mogren
President and Chief Executive Officer of Astra AB
SE-151 85 Sodertalje
Sweden

Sven Nyman
Managing Director of Investor AB
Arsenalsgatan 8C       SE-103 32 Stockholm
Sweden

Bjorn Svedberg
Chairman of Chalmers Institute of Technology,
Chairman of the Royal Swedish Academy of Engineering Sciences
P.O. Box 16066   SE-103 22 Stockholm
Sweden

Anitha Svensson-Grane
Employee Representative, Federation of Salaried Employees to Industry
  and Services
Gambro Lundia AB       Box 10101      220 10 Lund
Sweden

Karl-Olof Tell
Employee Representative, Swedish Confederation of Trade Unions
Gambro Lundia AB       Box 10101      220 10 Lund
Sweden

2.  Executive Officers

Mikael Lilius
President and Chief Executive Officer
    see Directors, above

Soren Mellstig
Executive Vice President and Head of Renal Care Products
P.O. Box 7373        SE-103 91 Stockholm
Sweden

Mats Wahlstrom
Executive Vice President and Head of Gambro Healthcare, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228, United States

Edward C. Wood
President of COBE BCT, Inc.
1201 Oak Street
Lakewood, Colorado 80215-4498, United States
United States Citizen

Lars Fahlen
Senior Vice Presient, Corporate Human Resources
P.O. Box 7373       SE-103 91 Stockholm
Sweden

Bengt Modeer
Senior Vice President, Corporate Communications
P.O. Box 7373       SE-103 91 Stockholm
Sweden

Leif Smeby
Senior Vice President, Research and Development
Box 10101       Magistratsvagen       22010 Lund
Sweden
Norwegian Citizen

                                                                     Schedule II

Directors and Executive Officers of COBE Laboratories, Inc.

1.  Board of Directors

Mats Wahlstrom
Chairman of the Board
225 Union Blvd., Suite 600
Lakewood, CO 80228
Swedish Citizen

Kevin M. Smith
President/Treasurer, COBE Laboratories, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

Edward C. Wood, Jr.
Vice President, COBE Laboratories, Inc.
1201 Oak Street
Lakewood, Colorado 80215-4498

Mikael Lilius
President and Chief Executive Officer of Gambro AB
P.O. Box 7373       SE-103 91 Stockholm
Sweden
Finnish Citizen

Soren Mellstig
Executive Vice President of Gambro AB
P.O. Box 7373       SE-103 91 Stockholm
Sweden
Swedish Citizen

2.  Executive Officers

Kevin M. Smith
President/Treasurer, COBE Laboratories, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

Ralph Z. Levy, Jr.
Vice President/Secretary/Assistant Treasurer, COBE Laboratories, Inc. 5200 Maryland Way, Suite 300
Brentwood, TN 37027

Edward C. Wood, Jr.
Vice President, COBE Laboratories, Inc.
1201 Oak Street
Lakewood, CO 80215

Hans Ahlinder
Vice President, COBE Laboratories, Inc.
P.O. Box 7373       SE-103 91 Stockholm
Sweden
Swedish Citizen

Nancy Walla
Vice President, COBE Laboratories, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

Mary Nick
Vice President, COBE Laboratories, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

David Doerr
Assistant Treasurer, COBE Laboratories, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

Monty Price
Assistant Treasurer, COBE Laboratories, Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

Bruce Winsor
Assistant Secretary, COBE Laboratories, Inc.
1201 Oak Street
Lakewood, CO 80215

Edna O'Connor
Assistant Secretary, COBE Laboratories, Inc.
1201 Oak Street
Lakewood, CO 80215

Lynn N. Meyer
Assistant Secretary, COBE Laboratories, Inc.
1201 Oak Street
Lakewood, CO 80215